December 29, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Demarest

Wilson Lee

Pam Howell

James Lopez

Re:	Banyan Acquisition Corporation

Amended Registration Statement on Form S-1

Filed on December 2, 2021

File No. 333-258599

Ladies and Gentlemen:

On behalf of our client, Banyan Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated December 27, 2021 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Amendment No. 2 to its Registration Statement on Form S-1 filed with the Commission on December 2, 2021 (“Amendment No. 2. to the Registration Statement”).

We have set forth below the comments of the Staff in bold/italics and the Company’s responses thereto. Please note that earlier today the Company filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission (“Amendment No. 3 to the Registration Statement”) and has revised the disclosure of Amendment No. 2 to the Registration Statement in accordance with the below responses. Capitalized terms not otherwise defined herein have the meanings assigned to such terms in Amendment No. 3 to the Registration Statement.

Company Responses to the Letter Regarding Amendment No. 2 to the Registration Statement

General

1.      We note that the class B common stock will automatically convert at the time of the initial business combination, but may convert before the initial business combination at the option of the holder. Please explain the reasons why a shareholder of class B common shares would convert into class A common shares prior to the completion of the initial business combination and explain whether they would gain any rights as holders of class A common shares that they would not be entitled to as holders of class B common share.

Response: The Company respectfully advises the Staff that it has determined to eliminate the ability for holders of Class B common stock to elect to convert their shares of Class B common stock into shares of Class A common stock prior to an initial business combination and, as such, has removed references to such an option from Amendment No. 3 to the Registration Statement and the relevant exhibits thereto.

2.      We note the disclosure on page 13 that you may reduce the exercise price of the warrants for certain periods of time in certain circumstances at your sole discretion. Please also clearly disclose the "certain circumstances" and "certain periods of time" that you may reduce the exercise price, including whether there is a minimum period of time during which the exercise price may be reduced. Please also clarify how you will notify warrant holders of this reduction in the exercise price. Lastly, clarify whether this provision would also apply to the private placement warrants.

Response: The Company respectfully advises the Staff that it has determined to eliminate the ability to, in the Company’s sole discretion, reduce the exercise price of the warrants and, as such, it has removed references to such an ability from Amendment No. 3 to the Registration Statement and the relevant exhibits thereto.

Exhibits

3.      We note the decrease in the offering size and the change in the fraction of a warrant per unit and the additional changes relating to the change in the offering. Please re-file all exhibits that changed as a result of these changes.

Response: The Company respectfully advises the Staff that all exhibits that required updating as a result of the decrease in the offering size and the change in the fraction of a warrant per unit were either previously filed with Amendment No. 2 to the Registration Statement or have been refiled with Amendment No. 3 to the Registration Statement with such relevant updates, with the exception of the opinion of Katten Muchin Rosenman LLP and related consent, which will be filed by subsequent amendment.

We believe that the responses above fully address the comments contained in the Letter. Please note that a limited number of additional changes have been made to Amendment No. 3. to the Registration Statement, specifically to reflect: (i) the removal of a director, (ii) the appointment of certain directors to relevant committees and updates to director biographies, (iii) the purchase by additional underwriter(s) of private placement warrants and (iv) certain other administrative and passage-of-time related updates. If you have any further questions or need any additional information, please feel free to contact the Company’s counsel, Mark D. Wood or Timothy J. Kirby, of Katten Muchin Rosenman LLP at (312) 902-5493 and (212) 940-6494, respectively, at your convenience.

Sincerely,

/s/ Mark D. Wood
Mark. D. Wood

cc:

Evan S. Borenstein

Timothy J. Kirby

Katten Muchin Rosenman LLP

Keith Jaffe

Chief Executive Officer

Banyan Acquisition Corporation

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062